UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File #001-08506

A.            Full title of Plan and the address of the Plan, if different from that of the issuer named below:

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNIVERSAL AMERICAN CORP.

44 South Broadway, Suite 1200, White Plains, NY 10601

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

December 31, 2013 and 2012 and for the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

The Plan Trustees of

Universal American Corp. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Universal American Corp. 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Universal American Corp. 401(k) Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2013, and delinquent participant contributions and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 30, 2014

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS
Investments:
Registered investment companies	$63,517,402	$31,436,159
Employer securities - company stock fund	9,370,378	8,098,921
Collective investment trust - fully benefit-responsive investment contracts	11,908,375	—
Collective investment trusts - other than fully benefit-responsive investment contracts	1,752,211	—
Group annuity contract	—	10,602,354
Interest bearing cash and equivalents	—	457,503
Total investments, at fair value	86,548,366	50,594,937

Notes receivable from participants	1,649,372	1,249,425
Non-interest bearing cash	1,992	57,614
Other receivables	—	1,544
Net assets reflecting investments at fair value	88,199,730	51,903,520

Adjustment from fair value to contract value for interest in collective investment trust - fully benefit-responsive investment contracts	(94,533)	—
Net assets available for benefits	$88,105,197	$51,903,520

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

Additions
Investment income:
Net appreciation (depreciation) in fair value of investments:
Registered investment companies	$9,001,922
Employer securities - company stock fund	214,240
Collective investment trusts	350,961
Subtotal	9,567,123
Interest income on group annuity contract	58,085
Other investment income	13,118
Total investment income	9,638,326
Interest income on notes receivable from participants	58,242
Contributions:
Employer contributions	2,086,957
Participant contributions	6,291,409
Participant rollovers	401,414
Net assets transferred to Plan	31,763,569
Total contributions	40,543,349
Total additions	50,239,917
Deductions
Benefits paid to participants	13,948,222
Administrative expenses	90,018
Total deductions	14,038,240
Net increase	36,201,677
Net assets available for benefits:
Beginning of year	51,903,520
End of year	$88,105,197

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

NOTE 1 - DESCRIPTION OF PLAN

Effective April 1, 1992, Universal American Corp. (hereafter referred to as the “Company”, “we,” “our” and “us”) adopted the Universal American Corp. 401(k) Savings Plan (hereafter called the “Plan”), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan description below provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

On March 2, 2012, we completed our acquisition of APS Healthcare, Inc., known as APS Healthcare. Effective June 3, 2013, the APS Healthcare 401(k) Retirement Savings Plan, sponsored by APS Healthcare, was terminated and its net assets available for benefits were merged into the Plan. The fair value of the net assets at the date of merger was $31.8 million. This merger did not reduce or eliminate any protected benefits under Section 411(d) of the Internal Revenue Code, nor lessen the rights of any participant with respect to those benefits credited to the participant prior to the date of the merger.

Plan Administration

The Company is the Plan Sponsor and Administrator for the Plan and effective June 3, 2013 appointed Wells Fargo Institutional Retirement and Trust, a business unit of Wells Fargo Bank, N.A., also known as Wells Fargo, as Plan Trustee and custodian, replacing State Street Bank and Trust. The Administrator is the named fiduciary that is responsible for execution of the Plan’s provisions, construction, required record keeping, and directing and advising the Plan Trustee regarding investment and payment procedures.  The Administrator is also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations.  The Company has also contracted with Wells Fargo for recordkeeping services for the Plan, replacing Diversified Investment Advisors, effective June 3, 2013.

Administrative Costs

Permitted administrative expenses are paid by the Plan.  The Company pays all other costs of operating the Plan.

Plan Amendments

The Company did not make any Plan amendments during the year ended December 31, 2013.

Participation in the Plan

Any employee who has completed thirty days of service and has attained age 18 shall be eligible to participate in the Plan.  Employees are eligible to participate on the first day of the month following the date the employee has met the eligibility requirements.  Non-resident employees who receive no earned income from Company sources within the United States are not eligible to participate in the Plan.  An employee ceases to be a participant if they cease employment for any reason (including death or retirement), or if the Company ceases to exist.  If a person no longer meets the requirements for participation while they are an employee, they shall remain a participant but shall not be entitled to a share of any Company contributions and may not make elective contributions until Plan requirements are met.

Contributions

Eligible employees may contribute to the Plan, through payroll deductions, up to 100% of their eligible compensation to a variety of funds, including the Company’s common stock fund.  The maximum contribution allowed for 2013 was $17,500.  Participants who were fifty years or older were also allowed to make an additional $5,500 catch-up contribution for a total of $23,000. Participants were also able to contribute distributions from any tax qualified plan under Code Section 401(a), or from any other plans from which distributions are eligible to be rolled over into this Plan pursuant to the Code.

The Company may match participants’ contributions with employer contributions to the Company’s common stock fund.

During 2013, the matching contribution was equal to 100% of the first 1% of eligible salary contributed to the Plan by the participant and 50% of the next 4% of eligible salary contributed to the Plan by the participant, with a maximum match contribution of 3% of compensation (up to $7,500), based on maximum compensation limits.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocation of the Company’s contribution and Plan earnings, and is charged with Plan losses and an allocation of administrative expenses.  Allocations are based on participant account balances, or earnings, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  The participants’ account balances that are reflected in the total asset value of the Plan are not the same as the total participants’ vested benefits, as all participants are not fully vested.

Vesting

The entire interest of a participant in their elective contribution and qualified non-elective contribution accounts is 100% vested at all times.  The interest of a participant in their discretionary and matching contributions accounts vest 25% after two years of service and 25% more per year thereafter, with 100% vesting after five years of service. Additionally, the entire interest of a participant in their discretionary and matching contributions accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan.  Upon full or partial termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested.  If a person ceases to be a participant for any reason, and their entire interest in their discretionary and matching contribution accounts has not become fully vested, the non-vested portions of these accounts are forfeited.

Investment Options

Amounts credited to participants’ accounts under the Plan are invested by the Company-appointed investment committee.  Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options.  At December 31, 2013, these options consist of various equity and bond mutual funds, three collective investment trusts (including the Wells Fargo Stable Return Fund N15 which replaced the Transamerica Stable Value Fund, a group annuity contract, as of June 3, 2013) and the Company’s common stock, a qualifying employer security.

The participant may elect, on not more frequently than any valuation date, to have all or any portion of his vested interest in any investment fund(s) transferred to any other investment fund(s).

Participant Loans

The Administrator may permit a participant to borrow from the Plan an amount equal to between $1,000 and generally 50% of the value of their vested interest, but they may not borrow, in the aggregate, an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made.  The loan shall bear a reasonable rate of interest, be adequately secured and must be repaid within five years, unless the loan is used to acquire a principal residence.  The participant must direct the Company to withhold from each payroll and pay to the Plan an amount sufficient to repay the loan over its term.  If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Plan.  A participant may not apply for a loan while they have another loan outstanding.

As of December 31, 2013 and 2012, participants had outstanding loan balances totaling $1.6 million and $1.2 million, respectively.  These loans have various maturity dates, with interest rates ranging from 4.25% to 8.50% as of December 31, 2013.

Payment of Benefits

Unless the participant otherwise elects, they normally shall start to receive benefits not later than the 60th day after the close of the Plan year in which the latest of the following occurs:

a.)  participant’s attainment of age 65;

b.)  participant’s attainment of their tenth year in the Plan;

c.)  termination of participant’s employment.

Benefits are generally payable in a lump sum.  Participants generally will have their entire balance distributed no later than April 1 following the calendar year in which they attain age 70 ½, or if later, in the year in which they retire.  In cases of hardship, the participant may have a portion of their vested interest distributed to them.  Upon attainment of age 59 ½, they may elect in writing to receive a single sum of their entire interest while continuing to stay in the Plan.  If a participant dies, their beneficiary shall be paid a lump sum amount.  If they elect to not receive a distribution of their vested interest as of the date they cease to be a participant, any amount of their Company contribution account in excess of their vested interest shall be forfeited.  The participant may elect to have any portion of their benefits directly transferred to an eligible retirement plan.

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $5,000 may elect to receive either a lump-sum or may elect installment payments over a period not more than their assumed life expectancy. A participant whose vested account balance is $5,000 or less will receive an immediate lump-sum distribution equal to their vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Forfeited Accounts

Upon termination of employment, participants forfeit their non-vested balances. If a participant is rehired within the period specified in the Plan documents, the participant’s forfeited contribution will be restored, unadjusted for any gains or losses. If the break in service is greater than the period specified, the participant’s forfeiture will not be restored upon re-hire. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. Forfeited non-vested accounts totaled $0.6 million at December 31, 2013 and $0.5 million at December 31, 2012.  These accounts will be used to reduce future employer contributions.  During the year ended December 31, 2013, employer contributions were reduced by $0.5 million from forfeitures.

Company Stock Fund

The Plan invests in common stock of the Company through its Company stock fund. The Company stock fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants. All employer matching contributions are directed to the Company stock fund.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, known as GAAP, requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities, including registered investment companies, company stock, collective investment trusts and a group annuity contract.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan at year end. The Universal American Corp. company stock fund is valued at net asset value, which is based on the quoted market price of Universal American Corp. common stock determined on an active market.

The Plan invests in the Wells Fargo Stable Return Fund N15, a collective investment trust, which invests in fully benefit-responsive investment contracts. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Shares of collective investment trusts — other than fully benefit-responsive investment contracts are stated at fair value. This fair value has been estimated using the unit value per share provided by their administrator. The unit values are based on the fair value of underlying assets owned by the collective investment trusts, minus liabilities, divided by the units outstanding. The unit value is not a publicly quoted price in an active market.

The Plan had entered into a traditional group annuity contract primarily with an insurance carrier. This contract, the Transamerica Stable Value Fund, is fully benefit-responsive and has no stated maturity date. A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 962-325, Plan Accounting — Defined Contribution Pension Plans — Investments - Other, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the fully benefit-responsive group annuity contract is included in the financial statements at contract value, which approximates fair value. The Plan’s investment in this group annuity contract was terminated on June 3, 2013.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent employee loans and are valued at their outstanding principal balance plus accrued interest in accordance with ASC 962-310-35, Plan Accounting — Defined Contribution Pension Plans — Receivables — Subsequent Measurement — Participant Loans . No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Delinquent Participant Contributions and Corrective Actions

During 2012, the Company failed to transmit certain participant contributions to the Plan in the amount of $22,127 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company transmitted the delinquent participant contributions to the Plan and reimbursed the Plan for lost earnings in the amount of $369 on August 22, 2013.

During 2013, the Plan Sponsor identified certain operational failures with respect to the Plan and in 2013 performed the necessary corrective actions to resolve them, including the remittance on August 1, 2013 of $12,546 to the Plan for compensation to employees that were impacted. By a letter dated September 6, 2013, the Plan Sponsor was informed by the Department of Labor (DOL) that their corrective actions were accepted and the DOL indicated that they will take no further action with respect to this matter.

NOTE 3 - PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  The Company also has the right or obligation to amend the Plan; various amendments have been made subsequent to the original Plan filing date.

NOTE 4 - INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service (IRS) stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan has received an advisory letter from the IRS dated March 26, 2010 stating that the written form of the volume submitter document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting the volume submitter plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes that the Plan has been designed to comply with the requirement of the Code and has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 5 - CONTRIBUTION INCOME

Participant contributions during 2013 totaled $6.7 million and originated from the participants’ salary deferral contributions of $6.3 million and from participants’ rollover contributions of $0.4 million.

Employer contributions during 2013 amounted to $2.1 million.  All of the Employer contributions are deposited to the Universal American Corp. - company stock fund.  Participants cannot direct the investment alternatives for the Employer contributions until they are vested.

NOTE 6 - INVESTMENTS

The following schedule presents investments that represent 5% or more of the net assets of the Plan at December 31:

Description	2013	2012
	(in thousands)
Registered investment companies
American Century One Choice Tg Date Port 2020 I	$8,726	$—
Franklin Microcap Value A	4,881	—
JP Morgan Large Cap Growth A	6,483	—
Prudential Jennison Mid-Cap Growth A	4,583	—
Vanguard S&P 500 Index	5,103
Manning & Napier Pro-Blend Moderate Term Fund	—	4,080

Employer securities
Universal American Corp. - company stock fund (1)	9,370	8,099

Collective investment trust
Wells Fargo Stable Return Fund N15, at contract value (fair value: $11,908)	11,814	—

Group annuity contract
Transamerica Stable Value Fund	—	10,602

(1)         Nonparticipant-directed.

NOTE 7 — Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosure, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•  Quoted prices for similar assets or liabilities in active markets;

•  Quoted prices for identical or similar assets or liabilities in inactive markets;

•  Inputs other than quoted prices that are observable for the asset or liability;

•  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

See Note 2 for valuation methodologies used for assets measured at fair value. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s investments carried at fair value by ASC 820 hierarchy level as of December 31 (in thousands):

2013	Total	Level 1	Level 2	Level 3
Registered investment companies:
Intermediate/Long term bond funds	$5,258	$5,258	$—	$—
Large Cap funds	16,686	16,686	—	—
Small/Mid Cap funds	12,480	12,480	—	—
International funds	6,099	6,099	—	—
Other funds	22,995	22,995	—	—
Total registered investment companies	63,518	63,518	—	—
Employer securities — company stock fund (1)	9,370	9,370	—	—
Collective investment trust - fully benefit-responsive investment contracts (2)	11,908	—	11,908	—
Collective investment trusts - other than fully benefit-responsive investment contracts (3)	1,752	—	1,752	—
Total investments at fair value	$86,548	$72,888	$13,660	$—

2012	Total	Level 1	Level 2	Level 3
Registered investment companies:
Intermediate/Long term bond funds	$3,655	$3,655	$—	$—
Large Cap funds	9,183	9,183	—	—
Small/Mid Cap funds	5,973	5,973	—	—
International funds	3,744	3,744	—	—
Other funds	8,881	8,881	—	—
Total registered investment companies	31,436	31,436	—	—
Employer securities — company stock fund (1)	8,099	8,099	—	—
Group annuity contract (4)	10,602	—	—	10,602
Interest bearing cash and equivalents	458	458	—	—
Total investments at fair value	$50,595	$39,993	$—	$10,602

(1)         This fund consists primarily of employer securities with an insignificant portion of cash equivalents for liquidity purposes.

(2)         This category includes the Plan’s investment in the Wells Fargo Stable Return Fund N15, which invests in fully benefit-responsive investment contracts. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

(3)         This category includes the Plan’s investments in collective investment trusts — other than fully benefit-responsive investment contracts. Fair value for these funds has been estimated using the unit value per share provided by their administrator. The unit values are based on the fair value of underlying assets owned by the collective investment trusts, minus liabilities, divided by the units outstanding. The unit value is not a publicly quoted price in an active market. There are currently no redemption restrictions on these investments.

(4)         This category includes the Plan’s investment in a traditional group annuity contract. This contract, the Transamerica Stable Value Fund, is fully benefit-responsive and has no stated maturity date. A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a minimum of 30 days’ notice to discontinue the contract.

As previously discussed in Note 2, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the fully benefit-responsive group annuity contract is included in the financial statements at contract value, which approximates fair value.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2013 (in thousands):

Group
Annuity
Contract
Balance, beginning of year	$10,602
Additions	177
Sales (1)	(10,837)
Net investment income	58
Balance, end of year	$—

(1)         Sales include $10.4 million to close the Transamerica Stable Value Fund, a group annuity contract, as of June 3, 2013. This amount was reinvested in the Wells Fargo Stable Return Fund N15, a collective investment trust.

NOTE 8 - INVESTMENT IN GROUP ANNUITY CONTRACT

The contract value of the group annuity contract (the Contract), approximating the fair value, was $10.6 million as of December 31, 2012.  There are no reserves against contract value for credit risk of the contract issuer.

The average yield on the Contract was 1.75% for the year ended December 31, 2012.  As of December 31, 2012, the crediting interest rate on this contract was 1.65%.  Crediting interest rates are generally reset monthly on the first day of the month with the reset based on formulas that may use market value, book value, duration and yield. There is no minimum crediting rate.

The Contract does not specify any events that would limit the ability of the Plan to transact at contract value with the issuer or any events that would allow the issuer to terminate the contract and settle for an amount different from contract value.  The Contract provides various payment options for surrendering the Contract at contract value; and on June 3, 2013 the Contract was terminated with proceeds reinvested in the Wells Fargo Stable Return Fund N15, in connection with the appointment of Wells Fargo as Plan Trustee and custodian. The termination was made at contract value.

NOTE 9 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to this primarily nonparticipant-directed investment is as follows (in thousands):

	December 31,
	2013	2012
Investments, at fair value:
Universal American Corp. - company stock fund	$9,370	$8,099

Year ended
December 31,
2013
Change in net assets:
Net appreciation in fair value	$214
Contributions, net of forfeitures	3,007
Benefits paid to participants	(1,389)
Administrative expenses	(2)
Net transfers	(559)
$1,271

NOTE 10 - PARTIES-IN-INTEREST

At December 31, 2013 certain Plan investments are shares of registered investment companies and collective investment trusts managed by Wells Fargo. In addition, Plan investments include shares of Universal American Corp.’s common stock. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2013, the Plan received $1.6 million in common stock dividends from the Company.

UNIVERSAL AMERICAN CORP. 401 (K) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Participant
Contributions
Transferred	Total that Constitute Nonexempt Prohibited
Late to Plan	Transactions
Check here
if Late				Total Fully
Participant		Contributions	Contributions	Corrected
Loan		Corrected	Pending	Under VFCP
Repayments	Contributions	Outside	Corrected in	and PTE
are included: ☐	Not Corrected	VFCP	VFCP	2002-51

$12,546				$12,546	(1)

$22,496				$22,496	(2)

(1)         During 2013, the Plan Sponsor identified certain operational failures with respect to the Plan and in 2013 performed the necessary corrective actions to resolve them, including the remittance of $12,546 to the Plan for compensation to employees that were impacted. By a letter dated September 6, 2013, the Plan Sponsor was informed by the Department of Labor (DOL) that their corrective actions were accepted and the DOL indicated that they will take no further action with respect to this matter.

(2)         During 2012, the Company failed to transmit certain participant contributions to the Plan in the amount of $22,127 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company transmitted the delinquent participant contributions to the Plan and reimbursed the Plan for lost earnings in the amount of $369 on August 22, 2013.

UNIVERSAL AMERICAN CORP. 401 (K) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

		Description of Investment, Including
		Maturity Date, Rate of Interest,
Identity of Issue, Borrower, Lessor or Similar Party		Collateral, Par or Maturity Value		Cost	Current Value
(A)	(B)	(C)		(D)	(E)
				(In thousands)
	Registered investment companies
	Amer Cen. Eq Growth/Inv	37,596.048	shares, mutual fund	**	$1,156
	Amer.Cen. One Choice Tg Date Port 2015 I	69,564.269	shares, mutual fund	**	928
	Amer.Cen. One Choice Tg Date Port 2020 I	739,478.759	shares, mutual fund	**	8,726
	Amer.Cen. One Choice Tg Date Port 2025 I	19,979.083	shares, mutual fund	**	280
	Amer.Cen. One Choice Tg Date Port 2030 I	358,287.365	shares, mutual fund	**	4,289
	Amer.Cen. One Choice Tg Date Port 2035 I	6,529.296	shares, mutual fund	**	98
	Amer.Cen. One Choice Tg Date Port 2040 I	306,848.486	shares, mutual fund	**	3,793
	Amer.Cen. One Choice Tg Date Port 2045 I	6,019.654	shares, mutual fund	**	94
	Amer.Cen. One Choice Tg Date Port 2050 I	58,895.963	shares, mutual fund	**	726
	Amer.Cen. One Choice Tg Date Port Inc I	97,567.152	shares, mutual fund	**	1,232
	American Funds EuroPacific Gr R4	35,839.455	shares, mutual fund	**	1,727
	American Funds Small Cap World R4	47,388.359	shares, mutual fund	**	2,313
	BlackRock Equity Dividend A	159,775.695	shares, mutual fund	**	3,879
	Franklin Microcap Value A	120,513.451	shares, mutual fund	**	4,881
	Janus Balanced (T)	46,604.435	shares, mutual fund	**	1,397
	JHancock Disciplined Value R4	3,635.016	shares, mutual fund	**	65
	JP Morgan Large Cap Growth A	203,998.680	shares, mutual fund	**	6,483
	Loomis Sayles Bond/Institutional	79,856.848	shares, mutual fund	**	1,211
	MFS Global Equity R4	2,222.301	shares, mutual fund	**	78
	Nuveen Real Estate Secs R3	46,089.560	shares, mutual fund	**	909
	Oppenheimer Discovery Y	13,852.087	shares, mutual fund	**	1,195
	PIMCO Total Return/Adm	314,057.923	shares, mutual fund	**	3,357
	Prudential Jennison Mid-Cap Growth A	117,984.387	shares, mutual fund	**	4,583
	Prudential Jennison Natural Resources A	10,563.112	shares, mutual fund	**	523
	RidgeWorth Mid-Cap Value Equity I	106,104.010	shares, mutual fund	**	1,446
	Vanguard International Value Fund	52,989.800	shares, mutual fund	**	1,981
	Vanguard S&P 500 Index	29,954.812	shares, mutual fund	**	5,103
	Vanguard Small Cap Value Index Inv	16,077.490	shares, mutual fund	**	375
*	Wells Fargo Advantage Government Sec Adm	64,038.911	shares, mutual fund	**	690

	Employer securities
*	Universal American Corp. - company stock fund	964,620.157	shares of company common stock	$7,510	9,370

	Collective investment trusts
*	Wells Fargo Stable Return Fund N15	1040754.764	units, collective investment trust	**	11,814
*	WF/ BlackRock RU 2000 Index CIT N35	34,514.503	units, collective investment trust	**	1,000
*	WF/ BlackRock S&P MC Index CIT N35	6,702.757	units, collective investment trust	**	752

*	Notes receivable from participants	Loans receivable from participants maturing at various dates bearing interest from 4.25% to 8.50%		N/A	1,649
*	Non-interest bearing cash	Unallocated accounts, including employer advances and forfeitures		N/A	2
			Total		$88,105

*                                         Indicates party-in-interest.

**                                  Cost information not required for participant directed investments.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

IN EXCESS OF 5% OF PLAN ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Gain (Loss) as
	Description of	Total Cost of	Total	Transaction	Cost of Asset	a Result of
Identity of Party	Asset	Purchases	Amount of Sales	Expenses	Sold	Transaction
(in thousands)

Category (iii) — A series of transactions in a security issue aggregating 5% of Plan assets

Diversified Investment Advisors	Universal American Corp. - company stock fund	$1,198	$921	$—	$666	$255

		(62 buys)	(139 Sells)

Wells Fargo	Universal American Corp. - company stock fund	$1,947	$1,162	$—	$905	$257

		(56 buys)	(177 Sells)

Note:      Columns (e) and (f) have not been presented as this information is not applicable.

There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Corp. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UNIVERSAL AMERICAN CORP.
401(k) SAVINGS PLAN

	By:	/s/ Robert A. Waegelein
Robert A. Waegelein, President and Chief Financial Officer, Universal American Corp., Plan Administrator

Date:
June 30, 2014